# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001829126-26-004104
Filed by CIK 0002120638
Persons authorized to receive notices and communications: Chenhao Xu, Unit 4312, Champion Tower, 3 Garden Road Central, Hong Kong, Hong Kong (K3), 00000, (852) 59346429

## Reporting persons
- Sino Lion Ventures Ltd (CIK 0002120638): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (29.19% of the class)
  Comment: Sino Lion Ventures Limited beneficially owns 38,895,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement"), and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. All percentage calculations herein are based on 133,242,324 shares of Common Stock outstanding of the issuer as of June 24, 2026, based on information provided in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2026. Please also refer to the Schedule 13D filed by Yun Yao on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang and Lina Deng with the Securities and Exchange Commission on March 30, 2026 and all amendments to date.
- Chenhao Xu: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (29.19% of the class)
  Comment: Chenhao Xu is the controlling person of Sino Lion Ventures Limited, a purchaser under the Purchase Agreement. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. All percentage calculations herein are based on 133,242,324 shares of Common Stock outstanding of the issuer as of June 24, 2026, based on information provided in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2026. Mr. Xu disclaims beneficial ownership of the shares held by Sino Lion Ventures Limited., except to the extent of his pecuniary interest therein. Please also refer to the Schedule 13D filed by Yun Yao on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang and Lina Deng with the Securities and Exchange Commission on March 30, 2026 and all amendments to date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Comment: Explanatory Note. This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Indaptus Therapeutics Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed by Yun Yao on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu (Sino Lion Ventures Limited and Chenhao Xu, "Reporting Persons"), Junyi Dai, Ting Yang, and Lina Deng with the Securities and Exchange Commission ("SEC") on March 30, 2026, as amended by Amendment No. 1 filed on April 29, 2026 to report the disbandment of such group (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 2, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being jointly filed by Sino Lion Ventures Limited and Chenhao Xu, (each a "Reporting Person" and collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Joint Filing Agreement, dated as of June 26, 2026, by and among the Reporting Persons, attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of each of the Reporting Persons is Unit 4312, Champion Tower, 3 Garden Road, Central, Hong Kong
Present principal occupation or employment:
The principal business of each Reporting Person is:

(1) Sino Lion Ventures Limited: Investment Holding Company;

(2) Chenhao Xu: Controlling person of Sino Lion Ventures Limited.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sino Lion Ventures Limited is organized under the laws of British Virgin Islands. Chenhao Xu is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Series AAA Preferred Stock was purchased by the Reporting Persons pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement") between David Lazar, Yun Yao, Sino Lion Ventures Limited, Junyi Dai, Ting Yang, and Lina Deng. The Purchase Agreement closed on March 23, 2026. Sino Lion Ventures Limited used working capital in the aggregate amount of $3,998,898.44 to fund its purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 in the Initial Schedule 13D is incorporated herein by reference.

This Amendment No. 2 is being filed to report a decrease of more than 1% in the percentage of the outstanding Common Stock beneficially owned by the Reporting Persons, resulting solely from the increase in the number of shares of Common Stock issued and outstanding upon the closing of the Issuer's private placement on June 17, 2026. The Reporting Persons did not acquire or dispose of any shares of Common Stock in connection therewith.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As of the date hereof, there are 133,242,324 shares of Common Stock outstanding as of June 24, 2026, as calculated based on the Issuer's Form 8-K filed with the SEC on June 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth the number of Common Stock as to which each of the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Sole Voting Shared Voting Sole Dispositive Shared Dispositive
Persons Power Power Power Power

Sino Lion
Ventures 0.00 38,895,000.00 0.00 38,895,000.00
Limited

Chenhao 0.00 38,895,000.00 0.00 38,895,000.00
Xu
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 in the Initial Schedule 13D is incorporated herein by reference. The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated as of June 26, 2026, by and between Sino Lion Ventures Limited and Chenhao Xu.

## Signatures
- Sino Lion Ventures Ltd: /s/ Chenhao Xu, Chenhao Xu / Authorized Signatory (06/26/2026)
- Chenhao Xu: /s/ Chenhao Xu, Chenhao Xu (06/26/2026)